UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 14f-1/A

                              INFORMATION STATEMENT

                        Pursuant to Section 14(f) of the

                         Securities Exchange Act of 1934

                      and Rule 14f-1 under the Exchange Act

                             The Art Boutique, Inc.

             (Exact name of registrant as specified in its charter)

 Wyoming                                  000-32099                 83-0269496
 ----------                                ------                   ----------
(State or other jurisdiction of   (Commission File Number)   (IRS Employer
incorporation)                                            Identification Number)

              7th Floor, New Henry House, 10 Ice House St., Central, Hong Kong
              ----------------------------------------------------
                    (Address of Principal Executive Offices)

                                 852 2824 0008
                                 --------------
               (Registrant's telephone number including area code)

INFORMATION STATEMENT PURSUANT TO SECTION 14 (F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(F)-1 THEREUNDER


     This Information Statement is being mailed on or about July 25, 2006 to holders of record as of the close of business on July 20, 2006 of shares of 47,471,900 common stock, ("Common Stock"), of The Art Boutique, Inc. (the "Company," "we," "us," or "our"). You are receiving this Information Statement in connection with the appointment of persons designated by the Board of Directors of the Company (the "Board"), to four seats on the Board in connection with the transfer of 10,100,000 shares of common stock to Mr. Yasuhiro Sakakibara representing approximately 21.3% of the Company's outstanding Common Stock.


     The appointment is being effected through an increase in the number of authorized board members, and the resignation of incumbent directors after the appointment of new directors. Effective ten days after mailing this Notice to Shareholders. Our board is to be comprised of six directors appointed by the Board. Effective April 18, 2006, each of Mr. Tsang Ping Lam and Mr. Jun Kobayashi were appointed to the Board (" Nominees") and our Board now consists of four members: Mr. Tsang Ping Lam, Mr. Jun Kobayashi, Mr. Tsoi Mow Hung and Mr. Choy Kwok Fai. The appointment of Mr. Kentaro Ono, Mr. Minoru Hirota, Mr. Tsang Hung Quen Quentin and Mr. Ken Ukai as directors will be effective ten days after we file this Information Statement with the Securities and Exchange Commission ("SEC") and mail it to the registered holders of our Common Stock. Mr. Lui Chi Ho Ronald and Madam Lam Tuen La have on April 18, 2006 resigned from the Board. The resignation of Mr. Tsoi Mow Hung and Mr. Choy Kwok Fai as directors will become effective ten days after mailing of Notice to Shareholders on Form 14f-1. The appointments of Mr. Kentaro Ono, Mr. Minoru Hirota, Mr. Tsang Hung Quen Quentin and Mr. Ken Ukai will become effective ten days after mailing of Notice to Shareholders on Form 14f-1. As the appointments to the Board have been effected other than at a meeting of our stockholders, Section 14(f)-1 of the Securities Act of 1934, as amended, together with Rule 14(f)-1 promulgated thereunder, require us to provide our stockholders and the SEC with the information set forth in this Information Statement not less than ten days prior to the date on which the new appointees will constitute a majority of our board. No actions are required by our stockholders in connection with the appointment of the Nominees. Nevertheless, you are urged to read this Information Statement carefully and in its entirety.

Additionally, on April 18, 2006, Mr. Lui Chi Ho Ronald resigned from his office as our Chief Executive Officer and Secretary whereas Mr. Tsoi Mow Hung has on the same day resigned from his office as our President. Effective on April 18, 2006, Mr. Tsang Ping Lam was appointed to serve as our President, Mr. Tsang Hung Quen Quentin was appointed to serve as our Secretary and Treasurer, and each of Mr. Jun Kobayashi and Mr. Minoru Hirota was appointed to serve as our vice Presidents.

         THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY. WE ARE NOT SOLICITING YOUR PROXY OR CONSENT IN CONNECTION WITH THE ITEMS DESCRIBED HEREIN. NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT. THIS INFORMATION STATEMENT IS NOT AN OFFER TO PURCHASE YOUR SHARES.

     Prior to the change in control, we had been a dormant business and had not realized any profitable operations. In connection with the change in control, our Board desires to aggressively pursue business endeavors related to resort property development. Accordingly, our Board intends to seek additional capital to enable us to carry out our business plan.

                                VOTING SECURITIES

     As of the date of this Information Statement, our authorized capital stock consisted of 50,000,000 shares of Common Stock, of which, 47,471,900 shares are issued and outstanding as of July 20, 2006. Each share of Common Stock entitles the holder of the share to one vote.

                                   MANAGEMENT

Executive Officers and Directors

         Set forth below are the names, ages, position(s) with Company and business experience of our directors and executive officers.

NAME                                     AGE       POSITION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Tsang Ping Lam                          62      Director, President
Tsang Hung Quen Quentin                 31      Director nominee, Secretary,
                                                Treasurer
Tsoi Mow Hung                           63      Resigning Director
Choy Kwok Fai                           60      Resigning Director
Kentaro Ono                             37      Director nominee
Minoru Hirota                           63      Director nominee, Vice President
Jun Kobayashi                           42      Director, vice President
Ken Ukai                                37      Director nominee

         Directors hold office until the next annual meeting of our stockholders and until their successors have been elected and qualify. Officers are elected by the Board and their terms of office are, except to the extent governed by an employment contract, at the discretion of the board of directors. Set forth below under "Business Experience" is a description of the business experience of our new executive officers and directors.

Business Experience

Tsoi Mow Hung, age 63, was graduated in 1968 from Asia University, Japan. From 1972 to 1978, he was appointed as a director of Singapore Hong Kong Industrial Company Limited, a public company listed on the Stock Exchange in Hong Kong. Mr. Tsoi also has extensive experience in the jewelry business. As from 1983 until present, Mr. Tsoi has been the managing director of Kohan Corporation, Japan and Kobiz Corporation, Japan.

Choy Kwok Fai, age 60, was graduated from The Hong Kong College of Language and Commerce. From 1971 to 1975, he was the manager of Excellent Trading Co., Ltd. and from 1976 to 1978, he was the manager of Singapore Hong Kong Industry Co., Ltd., a public company listed on the Stock Exchange in Hong Kong He was subsequently the general manager of P.T. Super Food Indonesia, Indonesia from 1979 to 1986. From 1987 to 2005, he was the managing director of P.T. Imperial Utama Agung, Indonesia.

Mr. Tsang Ping Lam, aged 62, was the Managing Director of Singapore Hong Kong Properties Investment Limited, a company specializing in real estate and properties and listed as a public company on the Stock Exchange of Hong Kong Ltd. from 1973 to 1982. Mr. Tsang was the Managing Director of Yoshiya
International Corporation Limited, a Japanese conglomerate listed as a public company on the Stock Exchange of Hong Kong Ltd. from 1987 to 1996. With more than 35 years of management experience in global real estate and infrastructure industries, Mr. Tsang is currently serving as a Board of Advisor Member to several independent business ventures currently undertaking in Asia.

Mr. Jun Kobayashi, aged 42, was graduated from Nanzan University and Tokyo YMCA College of Hotel Management School. Mr. Kobayashi was appointed as a Director of Yoshiya International Corporation Limited, a Japanese conglomerate listed as a public company on the Stock Exchange of Hong Kong Ltd. from 1987-1997. Mr. Kobayashi was the General Manager of the Overseas Planning Department of The Bird Inc., a full-service advertising agency in Japan from 1997-2005. Presently, he is also the Managing Director of Micronesia Holdings Inc., a resort and real estate development company in Japan.

Mr. Ken Ukai, aged 37, was employed at Ask Planning Center, Inc., a company listed on the JASDAQ Stock Exchange of Japan from 1991 to 1998. Mr. Ukai has been the Chief Producer of Ask Kankyo Kaihatus Co., Ltd., a planning and development company specializing in real estate industry in Japan, since 1998. Presently, he is also a Director of Micronesia Holdings Inc., a resort and real estate development company in Japan.

Mr. Kentaro Ono, aged 37, was the Manager of General Affairs of Yoshiya Company Limited, Japan, a catering industrial company from 1989 to 1999. Mr. Ono was the Manager of the Tokyo office of Bird of Paradise Holdings, Inc., a management consultant firm from 1999 to 2005. Presently, Mr. Ono is also a Director of Micronesia Holdings Inc., a resort and real estate development company in Japan.

Mr. Tsang Hung Quen Quentin, aged 31, holds an H.B.A. degree and an M.B.A. degree in Finance and Accounting from Richard Ivey School of Business at The University of Western Ontario. He is also a Certified Management Accountant. Mr. Tsang was previously employed at NCR Corporation, an information technology services company, and began his career with a brokerage and securities firm. Mr. Tsang had further acted as an independent consultant to several technology ventures. He was also with an investment group that invests in public equities, private company buyouts, special situation opportunities and real estate properties.

Mr. Minoru Hirota, aged 63, has been a supervisor of Japanese Society of Enterprise for promotion of investment in China from 2001. Presently, Mr. Hirota is also a president of Pioneer Planning Limited, a director of Restoration Co., Ltd. and vice president of Medical Advertising Agency.

Other Information regarding our Directors and Executive Officers

     Also, none of our executive officers or directors are involved in a proceeding adverse to us. Additionally, none of such persons are or have been:

         o involved in a bankruptcy petition filed by or against any business of which such persons was a general partner or executive officer either at the time of bankruptcy or within two years prior to that time;

         o convicted of a criminal proceeding or is being subject to a pending criminal proceeding;

         o subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limited his involvement in any type of business, securities or banking activities; or

         o found by a court of competent jurisdiction, the SEC or the Commodity Future Trading Commission to have violated a federal or state securities or commodities law and the judgment has not been reversed, suspended or vacated.

Employment Agreements

     We do not have employment agreements with any officers as of the date hereof. We may enter into such agreements in the future.

Section 16(a) Beneficial Ownership Reporting Compliance

     Section 16(a) of the Exchange Act requires that our directors, executive officers and persons who own more than 10% of our outstanding common stock file initial reports of ownership and reports of changes in ownership in the common stock with the SEC. Officers, directors and stockholders who own more than 10% of the outstanding common stock of the Company are required by the SEC to furnish us with copies of all Section 16(a) reports they file. To our knowledge, based solely on the review of the copies of these reports furnished to us and written representations that no other reports were required during the year ended December 31, 2005, all officers, directors and 10% stockholders have complied with all applicable Section 16(a) filing requirements.

Corporate Governance

         We are not a "listed company" under SEC rules and are, therefore, not required to have an audit committee comprised of independent directors. Our entire Board serves as our audit committee. No member of our Board is considered "independent" pursuant to Section 10A(m)(3) of the Securities Act of 1934, as amended. The Board has determined that its members are able to read and understand fundamental financial statements and have substantial business experience that results in their financial sophistication. Accordingly, the Board believes that its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations of members of the audit committee.

         Additionally, our Board does not have a standing compensation or nominating committee. Because we do not have such committees, our full Board performs the functions of such committees. In considering director nominees, at a minimum, our Board will consider: (i) whether the director nominee provides the appropriate experience and expertise in light of the other members currently serving on the board and any other factors relating to the ability and willingness of a nominee to serve on the board, (ii) the number of other boards and committees on which the nominee serves, and (iii) the director nominee's business or other relationship, if any, with us, including whether the director nominee would be subject to a disqualifying factor in determining the nominee's "independence" as defined by the listing standards of the relevant securities exchanges. As of the date of this Information Statement, our Board has not adopted procedures for the recommendation of nominees for the board of directors. Our Board will accept nominations from our stockholders.

Stockholder Communication with the Board

     Stockholders may send communications to our Board by writing to: The Art Boutique, Inc., 7th Floor, New Henry House, 10 Ice House St., Central, Hong Kong attention Board or any specified director. Any correspondence received at the foregoing address to the attention of one or more directors is promptly forwarded to such director or directors.


                    SUMMARY COMPENSATION TABLE OF EXECUTIVES AND DIRECTORS
                          Year Ended December 31, 2005

                                    Annual Compensation                         Awards
===========================================================================================================================
Name and Principal
                                                                                                      Securities
Position                           Salary     Bonus ($)     Other Annual            Restricted Stock  Underlying
                         Year      ($)                      Compensation ($)        Award(s)($)       Options/SARs(#)
---------------------------------------------------------------------------------------------------------------------------

Tsoi Mow Hung            2005      0          0             153,840*                0                      0
President
---------------------------------------------------------------------------------------------------------------------------

                         2004      0          0             154,839                 0                      0

---------------------------------------------------------------------------------------------------------------------------
                         2003      0          0             0                       0                      0
---------------------------------------------------------------------------------------------------------------------------
Ronald Lui,              2005      153,840    0             0                       0                      0

---------------------------------------------------------------------------------------------------------------------------
Secretary/Director/CEO   2004      154,839    0             0                       0                      0

----------------------------------------------------------------------------------------------------------------------------
                         2003      0          0             0                       0                      0
----------------------------------------------------------------------------------------------------------------------------
Choy Kwok Fai            2005      0          0             0                       0                      0
Resigning Director
----------------------------------------------------------------------------------------------------------------------------
Lam Tuen La              2005      0          0             0                       0                      0
----------------------------------------------------------------------------------------------------------------------------
Jun Kobayashi            2005      0          0             0                       0                      0
2006 Director
----------------------------------------------------------------------------------------------------------------------------
Tsang Ping Lam           2005      0          0             0                       0                      0
2006 Officer/Director
----------------------------------------------------------------------------------------------------------------------------
Tsang Hung Quen Quentin  2005      0          0             0                       0                      0
2006 Officer
----------------------------------------------------------------------------------------------------------------------------
Officers/Directors       2005      153,840    0             153,840*                0                      0
as a Group
----------------------------------------------------------------------------------------------------------------------------
                         2004      154,839    0             154,839                 0                      0

---------------------------------------------------------------------------------------------------------------------------
                         2003      0          0             0                       0                      0

---------------------------------------------------------------------------------------------------------------------------

===========================================================================================================================


* Mr. Tsoi Mow Hung is the beneficial owner of Bollywood Limited. The Company had a consulting services contract with Bollywood Limited for $12,820, per month (USD) or a total of $153,840 in 2005 in (USD). Such consulting services contract has already been terminated on April 18, 2006.

                            Compensation of Directors
                           -------------------------

Our existing directors do not receive any compensation pursuant to any standard arrangement for their services as directors.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         We have set forth in the following table certain information regarding our Common Stock beneficially owned on the date of this Information Statement for (i) each stockholder we know to be the beneficial owner of 5% or more of our outstanding Common Stock, (ii) each of our executive officers and directors, and
(iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security, or the power to dispose or to direct the disposition of the security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. Except as otherwise indicated, each stockholder named in the table has sole voting and investment power with respect to the shares beneficially owned. On the date of this Information Statement, there were 47,471,900 shares of common stock outstanding.



                                                         Number of                 Percentage of
                Name                                    Shares Owned                    Class
- ----------------------------------------------------------------------------------------------------

Tsoi Mow Hung, Director                                              0                         0%
7th Floor, New Henry House,
10 Ice House St.,
Central, Hong Kong

- ------------------------------------------------
Choy Kwok Fai, Director                                     25,500,000                      53.7%
7th Floor, New Henry House,
10 Ice House St.,
Central, Hong Kong
-------------------------------------------------
Tsang Ping Lam Officer/Director                                      0                         0
7th Floor, New Henry House,
10 Ice House St.,
Central, Hong Kong
-------------------------------------------------
Tsang Hung Quen Quentin  Officer                                     0                         0
7th Floor, New Henry House,
10 Ice House St.,
Central, Hong Kong
-------------------------------------------------

Jun Kobayashi  Director/Officer                                      0                         0
7th Floor, New Henry House,
10 Ice House St.,
Central, Hong Kong

-------------------------------------------------

Minoru  Hirota    Officer                                            0                         0
7th Floor, New Henry House,
10 Ice House St.,
Central, Hong Kong
-------------------------------------------------
Yasuhiro Sakakibara                                         10,100,000                      21.3%
7th Floor, New Henry House,
10 Ice House St.,
Central, Hong Kong
-------------------------------------------------

Officers and Directors as a group                           25,500,000                      53.7%

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Management and Others

Except as follows, there were no transactions or series of transactions during the Registrant's last fiscal year or the current fiscal year, or any currently proposed transactions or series of transactions of the remainder of the fiscal year, in which the amount involved exceeds $100,000 and in which to the knowledge of the Registrant, any director, executive officer, nominee, future director, five percent shareholder, or any member of the immediate family of the foregoing persons, have or will have a direct or indirect material interest.

According to the Form 10QSB for the quarter ended March 31, 2006, the total amount of the loan which has been provided by Mr. Lui Chi Ho Ronald a former director and officer to Key Chance International Limited, a wholly-owned subsidiary of the Company amounted to $416,269 as of December 31, 2005, with such amount revised to $547,197 as of March 31, 2006. Such indebtedness in the sum of $547,197 has been entirely written off by Mr. Lui on April 18, 2006. Mr. Lui also resigned as a director and CEO and secretary on April 18, 2006. Prior to his resignation Mr. Lui accrued consulting fees of $153,810 in 2005. Mr. Lui owns 50% of Capital Hero Holdings LTD which owned 3,700,000 common shares of the Company, up until February 10, 2006 when these shares were sold

Mr.  Tsoi Mow Hung, Director,  is the  beneficial  owner of  Bollywood
Limited. The Company had consulting services contract with Bollywood Limited for $12,820 per month or a total of $153,840 in 2005. Mr. Hung also owns 50% of Capital Hero Holdings, LTD which owned 3,700,000 common shares of the Company, up until February 10, 2006 when these shares were sold.

The Company issued 25,000,000 shares to Choy Kwok Fai as part of the Key Chance acquisition of the Micronesia Palau resort opportunity. The transaction was exempt under Regulation S, to a non US resident in an offshore transaction.

The Company sold 10,000,000 Common Shares in a Regulation S Exempt Private Placement for $425,000. All shares were purchased by Non US residents in an offshore transaction.

                                               SIGNATURES

         Pursuant to the requirements of the Exchange Act, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                               The Art Boutique, Inc.

                                                     (Registrant)



Date: July 20, 2006

                                               By:/s/Tsang Ping Lam

                                                     Tsang Ping Lam, President